UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

RiskMetrics Group, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

767735103
(CUSIP Number)

Frederick W. Bogdan MSCI Inc. Wall Street Plaza, 88 Pine Street New York, NY 10005 Tel. No.: (212) 804-3900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

John A. Bick
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

February 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. MSCI Inc. 13-4038723
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 34,505,626(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 34,505,626
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,505,626(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 54.4% (3)
14.	Type of Reporting Person (See Instructions) CO

_______________________
(1)
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because MSCI may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreement (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MSCI that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)
As more fully described in response to Items 4 and 5 of this statement on Schedule 13D, under certain conditions not all of the Shares beneficially owned by the Supporting Stockholders (as defined below) are required to vote in favor of the Merger (as defined below).

(3)	Calculated based on 63,426,593 Shares outstanding as of February 25, 2010, as represented by RiskMetrics in the Merger Agreement (as defined below).

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of RiskMetrics Group, Inc., a Delaware corporation ( “RiskMetrics”).  The principal executive offices of RiskMetrics are located at One Chase Manhattan Plaza, 44th Floor, New York, NY, 10005.

Item 2.  Identity and Background

(a)−(c) and (f)  The name of the person filing this statement is MSCI Inc., a Delaware corporation (“MSCI”).

The address of the principal business and the principal office of MSCI is Wall Street Plaza, 88 Pine Street, New York, NY 10005.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MSCI are set forth on Schedule A attached hereto, and are incorporated herein by reference. The principal business of MSCI is the providing of investment decision support tools, including indices and portfolio risk and performance analytics for use by institutions in managing equity, fixed income and multi-asset class portfolios.

(d)    During the last five years, neither MSCI nor, to the knowledge of MSCI, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, neither MSCI nor, to the knowledge of MSCI, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

To induce MSCI to enter into the Merger Agreement (as defined below), on February 28, 2010, Ethan Berman, the chief executive officer of RiskMetrics, General Atlantic Partners 78, L.P., Gapstar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, Gapco GmbH & Co., KG, TCV V, L.P., TCV Member Fund, L.P., Technology Crossover Management V, L.L.C., Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P. and Spectrum IV Investment Managers’ Fund, L.P. (collectively, the “Supporting Stockholders”) entered into a Voting and Irrevocable Proxy Agreement (the “Voting Agreement”) with MSCI with respect to the Shares beneficially owned by the Supporting Stockholders.  As of February 28, 2010, the Supporting Stockholders collectively owned 34,505,626 Shares, or approximately 54.4% of the outstanding Shares.  As described in response to Item 4, the Shares beneficially owned by the Supporting Stockholders have not been purchased by MSCI, and thus no funds were used for such purpose.  MSCI did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreement.  For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction

The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

On February 28, 2010, MSCI, Crossway Inc., a wholly owned subsidiary of MSCI and a Delaware corporation (the “Merger Subsidiary”), and RiskMetrics entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger Subsidiary will merge with and into RiskMetrics (the “Merger”), with RiskMetrics continuing as the surviving corporation and a wholly owned subsidiary of MSCI.

At the effective time and as a result of the Merger, each outstanding Share will be converted into the right to receive a combination of (i) 0.1802 shares of MSCI Class A common stock and (ii) $16.35 in cash, without interest.

In addition, upon completion of the Merger, (i) the directors of the Merger Subsidiary immediately prior to the effective time of the Merger will become the directors of the surviving corporation, and the officers of RiskMetrics immediately prior to the effective time of the Merger will become the officers of the surviving corporation, in each case until successors are duly appointed or elected and (ii) the certificate of incorporation and the bylaws of the surviving corporation will be amended to be identical, with certain exceptions, to the certificate of incorporation and the bylaws of the Merger Subsidiary in effect immediately prior to the effective time of the Merger.

Consummation of the Merger is subject to certain conditions, including (i) the adoption of the Merger Agreement by RiskMetrics’ stockholders, (ii) the absence of any law or order prohibiting the closing, (iii) the receipt in full of the debt financing for the transaction, (iv) the expiration or termination of the applicable Hart-Scott-Rodino waiting period and receipt of certain foreign antitrust approvals, (v) subject to certain exceptions, the accuracy of representations and warranties, (vi) the effectiveness of the registration statement for the MSCI Class A common stock being issued in the Merger and (vii) certain other customary closing conditions.

MSCI and RiskMetrics have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct their respective businesses in the ordinary course consistent with past practice between the execution of the Merger Agreement and consummation of the Merger and to use reasonable best efforts to cause the Merger to be consummated.  In addition, RiskMetrics has covenanted (i) to cause a stockholder meeting to be held to consider approval of the transactions contemplated by the Merger Agreement, (ii) subject to certain exceptions, for its board of directors to recommend adoption of the Merger Agreement by RiskMetrics’ stockholders, (iii) not to solicit proposals relating to alternative business combination transactions and (iv) subject to certain exceptions, not to enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

Prior to adoption of the Merger Agreement by RiskMetrics’ stockholders, RiskMetrics’ board of directors may, in certain circumstances, change its recommendation with respect to the Merger in response to a Superior Proposal or an Intervening Event (in each case, as defined in the Merger Agreement) upon compliance with certain notice and other specified conditions set forth in the Merger Agreement.

The Merger Agreement contains certain termination rights for both MSCI and RiskMetrics, including (i) the right of RiskMetrics in certain circumstances to terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), (ii) the right of MSCI to terminate the Merger Agreement if RiskMetrics’ board of directors changes its recommendation with respect to the Merger, (iii) the right of MSCI to terminate the Merger Agreement between March 29, 2010 and April 2, 2010 if MSCI is unable, prior to March 29, 2010, to agree with the counterparty to the debt commitment letter relating to the financing for the Merger after good faith negotiations with such counterparty on the terms and conditions of the covenants to be offered to the market in connection with the financing contemplated by the debt commitment letter and (iv) certain other customary termination rights.  The Merger Agreement further provides that upon termination of the Merger Agreement under specified circumstances, including the circumstances described in the foregoing clauses (i) and (ii), RiskMetrics would be required to pay MSCI a cash termination fee of $50 million.  In addition, MSCI is obligated under the Merger Agreement to pay a cash termination fee of $100 million to RiskMetrics if (x) the Merger Agreement is terminated because the Merger is not consummated by September 1, 2010 and prior to the date of termination, all closing conditions to MSCI’s obligation to close are satisfied other than the financing condition or (y) MSCI terminates the Merger Agreement between March 29, 2010 and April 2, 2010 as described above.  If either party pays the termination fee as described in the prior sentence, the termination fee will constitute the other party’s sole remedy against the paying party for the failure to close.  In addition, the Merger Agreement provides that under specified circumstances, including if RiskMetrics’ stockholders fail to adopt the Merger Agreement, RiskMetrics may be required to reimburse MSCI for its expenses incurred in connection with the transaction, up to $10 million in the aggregate.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to MSCI’s current report on Form 8-K filed on March 1, 2010.

MSCI anticipates that, if the Merger is completed in accordance with the Merger Agreement, the listing of the Shares on the New York Stock Exchange will be terminated and that RiskMetrics will terminate its registration and reporting obligations under the Exchange Act.

The Voting Agreement

On February 28, 2010, as an inducement for and in order to facilitate the entry of MSCI and Merger Subsidiary into the Merger Agreement, the Supporting Stockholders entered into the Voting Agreement with MSCI with respect to all Shares beneficially owned by such Supporting Stockholders.  The Voting Agreement provides that the Supporting Stockholders will vote (or cause to be voted) all of their Shares (i) in favor of, among other things, the approval and adoption of the Merger Agreement and (ii) against, among other things, any alternative business combination involving RiskMetrics.

The Supporting Stockholders’ agreements to vote their Shares as described above is subject to the limitation that if RiskMetrics’ board of directors changes its recommendation in response to an Intervening Event (as defined in the Merger Agreement), the Supporting Stockholders are required to vote a total of 22,199,310 Shares, or approximately 35% of the outstanding Shares as of February 28, 2010, with each Supporting Stockholder’s remaining Shares voted in a manner deemed appropriate by such Supporting Stockholder in its or his sole discretion.

To the extent that any Supporting Stockholder acquires beneficial ownership of any Shares during the term of the Voting Agreement, such Shares will become subject to the terms of the Voting Agreement to the same extent as though such Shares were owned by such Supporting Stockholder as of the date of the Voting Agreement.

Each Supporting Stockholder has also granted an irrevocable proxy appointing MSCI as such Supporting Stockholder’s attorney-in-fact to vote his or its shares covered by the aforementioned voting obligations as required.

Each Supporting Stockholder has agreed that, other than according to the terms of the Voting Agreement, it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii), subject to certain limited exceptions, transfer, sell or otherwise dispose of any Shares during the term of the Voting Agreement.  Mr. Berman has also agreed to exercise all of his options to acquire Shares within five business days prior to the completion of the Merger to the extent he has not previously exercised such options.

The Voting Agreement will terminate upon the earliest of (i) the adoption of the Merger Agreement by RiskMetrics’ stockholders, (ii) the conclusion of a RiskMetrics’ stockholder meeting at which the stockholders failed to approve the Merger Agreement, (iii) November 28, 2010 and (iv) the termination of the Merger Agreement in accordance with its terms or any amendment to the Merger Agreement that reduces the per share Merger consideration, changes the kind or form of, or the cash/equity per share allocation of, consideration to be received (other than by adding cash consideration) or amends the termination provisions of the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which was filed as Exhibit 2.3 to MSCI’s current report on Form 8-K filed on March 1, 2010.

Except as set forth in this Item 4, the Merger Agreement or the Voting Agreement, neither MSCI nor, to its knowledge, the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although MSCI reserves the right to develop such plans).

The Merger Agreement has been included to provide security holders with information regarding its terms.  It is not intended to provide any other factual information about MSCI or RiskMetrics.  The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of MSCI or RiskMetrics.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in RiskMetrics’ or MSCI’s public disclosures.

Item 5.  Interest in Securities of the Issuer

(a)    As a result of the Voting Agreement, MSCI may be deemed for the purposes of Rule 13d−3 promulgated under the Exchange Act to beneficially own 34,505,626 Shares representing, for the purposes of Rule 13d−3, approximately 54.4% of the outstanding shares of voting stock of RiskMetrics based on RiskMetrics’ representations in the Merger Agreement that there were 63,426,593 Shares issued and outstanding at the close of business on February 25, 2010.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MSCI that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

For purposes of reporting, MSCI has included all of the Shares beneficially owned by the Supporting Stockholders because MSCI may be deemed to have shared voting and dispositive power over all such Shares by virtue of the voting and transfer restrictions contained in the Voting Agreement described in response to Item 4.  However, under certain circumstances described in Item 4 not all of the Shares beneficially owned by the Supporting Stockholders and subject to the Voting Agreement are required to be voted in favor of the Merger.

Except as set forth in this Item 5(a), neither MSCI nor, to the best knowledge of MSCI, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

(b)    MSCI is not entitled to any rights of a stockholder of RiskMetrics as to any Shares.  Except to the extent that it may be deemed to by virtue of the Voting Agreement, MSCI does not have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares.

(c)     Except for the execution and delivery of the Merger Agreement and the Voting Agreement, neither MSCI nor, to the knowledge of MSCI, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d)     Except for the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, neither MSCI nor, to the knowledge of MSCI, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of RiskMetrics reported herein.

(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of MSCI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of RiskMetrics, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
1.
Agreement and Plan of Merger dated as of February 28, 2010 among MSCI Inc., Crossway Inc. and RiskMetrics Group, Inc. (incorporated by reference to Exhibit 2.1 to MSCI’s Current Report on Form 8-K filed March 1, 2010).

2.
Voting and Irrevocable Proxy Agreement dated as of February 28, 2010 among MSCI Inc. and the stockholders named therein (incorporated by reference to Exhibit 2.3 to MSCI’s Current Report on Form 8-K filed March 1, 2010).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 10, 2010

MSCI Inc.

By:	/s/ Henry Fernandez
	Name:	Henry Fernandez
	Title:	Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MSCI

The name and present principal occupation of each of the directors and executive officers of MSCI are set forth below.  Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to MSCI, and all of the persons listed below are citizens of the United States of America.  Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
David C. Brierwood[1] MSCI Inc. 88 Pine Street New York, NY 10005	Chief Operating Officer of MSCI Inc.

*Benjamin F. duPont MSCI Inc. 88 Pine Street New York, NY 10005	Founder and President of yet2.com	yet2.com 10 Kearney Rd., Suite 100 Needham, MA 02494

*Henry A. Fernandez MSCI Inc. 88 Pine Street New York, NY 10005	Chief Executive Officer and President of MSCI Inc.

*Alice W. Handy MSCI Inc. 88 Pine Street New York, NY 10005	Founder and Chief Executive Officer of Investure	Investure, LLC 126 Garrett St, Suite J Charlottesville, VA 22902

*Catherine Kinney MSCI Inc. 88 Pine Street New York, NY 10005	Former President and Co-Chief Operating Officer of NYSE Group Inc. and NYSE Euronext

Michael K. Neborak MSCI Inc. 88 Pine Street New York, NY 10005	Chief Financial Officer of MSCI Inc.

C.D. Baer Pettit[2] MSCI Inc. 88 Pine Street New York, NY 10005	Head of Client Coverage of MSCI Inc.

Gary Retelny MSCI Inc. 88 Pine Street New York, NY 10005	Head of Strategy and Business Development and Chief Administrative Officer of MSCI Inc.

1 U.K. citizen.
2 Dual U.S. and U.K. citizen.

*Linda H. Riefler MSCI Inc. 88 Pine Street New York, NY 10005	Global Head of Research of Morgan Stanley	Morgan Stanley 1585 Broadway New York, NY 10036

*George W. Siguler MSCI Inc. 88 Pine Street New York, NY 10005	Co-Founder and Managing Director of Siguler Guff & Company	Siguler Guff & Company 825 Third Avenue, 10th Floor New York, NY 10022

*Scott M. Sipprelle MSCI Inc. 88 Pine Street New York, NY 10005	President of Westland Ventures	Westland Ventures 15 Hodge Rd. Princeton, NJ 08540

*Rodolphe M. Vallee MSCI Inc. 88 Pine Street New York, NY 10005	Chief Executive Officer of R. L. Vallee, Inc.	R. L. Vallee, Inc. 280 S. Main St. St. Albans, VT 05478
_____________________